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                                   EXHIBIT A

                 PROPOSED AMENDMENT TO 1992 STOCK OPTION PLAN

  Section 6 of the 1992 Plan prior to the Proposed Amendment read as follows:

  "6. Shares Subject to Plan. Prior to November 30, 1996, the aggregate maximum number of Shares for which Options may be granted pursuant to the Plan is 1,200,000. On and after November 30, 1996, subject to stockholder approval at the 1997 Annual Stockholders Meeting, the aggregate number of Shares which may be issued pursuant to the Plan is (I) 1,200,000 Shares, plus (ii) an amount equal to 1% of the total number of shares of Common Stock outstanding on the last trading day of the fiscal year ended November 30, 1996, plus (iii) additional amounts equal to 1% of the total number of shares of Common Stock outstanding on the last trading day of each succeeding fiscal year, such amounts to be added at the end of each such year. The Shares shall be issued from authorized and unissued Common Stock or Common Stock held in or hereafter acquired for the treasury of the Company. If an Option terminates or expires without having been fully exercised for any reason, the Shares for which the Option was not exercised may again be the subject of an Option granted pursuant to the Plan."

  Under the Proposed Amendment, Section 6 of the 1992 Plan shall be deleted in its entirety and replaced with the following:

  "6. Shares Subject to Plan. Prior to November 17, 1997, the aggregate maximum number of Shares authorized for issuance pursuant to Options granted under the Plan was 1,321,231 Shares. Effective November 17, 1997, subject to stockholder approval at the Company's 1998 annual meeting of stockholders, an additional 497,168 Shares are authorized for issuance pursuant to Options granted under the Plan, so that the aggregate maximum number of Shares authorized under the Plan as of such date shall be 1,818,399 Shares, subject to adjustment as provided in Section 10 hereof. The Shares shall be issued from authorized and unissued Common Stock or Common Stock held in or hereafter acquired for the treasury of the Company. If an Option terminates or expires without having been fully exercised for any reason, the Shares for which the Option was not exercised may again be the subject of an Option granted pursuant to the Plan."

  Under the Proposed Amendment, Section 8(a) of the 1992 Plan shall be amended to add the following as a new sentence at the end thereto:

  "The maximum number of shares of Stock that may be subject to Options that may be granted under the Plan to any one Optionee during any one calendar year, including both ISOs and Nonqualified Stock Options, shall be 1,000,000 shares, subject to adjustment in the same manner as provided in Section 10 hereof."